Ropes & Gray LLP

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WRITER’S DIRECT DIAL NUMBER:  (202) 508-4732

July 22, 2015

VIA EDGAR

Ms. Stephanie Hui

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registrant:	Sterling Capital Funds
	File Nos.:	033-49098 and 811-06719
	Filing Type:	Post-Effective Amendment No. 110 to the Registration Statement on Form N-1A
	Filing Date:	April 2, 2015

Dear Ms. Hui:

This letter is provided in response to oral comments provided to the undersigned by Ms. Stephanie Hui of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 27, 2015, regarding the post-effective amendment to the registration statement (the “Registration Statement”) of the Sterling Capital Funds (the “Trust” or the “Registrant”) filed on April 2, 2015, which contains Prospectuses and a Statement of Additional Information describing Sterling Capital Stratton Mid Cap Value Fund, Sterling Capital Stratton Real Estate Fund, and Sterling Capital Stratton Small Cap Value Fund (the “Funds”), new series of the Registrant. The Staff’s comments and the Trust’s responses are set forth below. The changes to the Registration Statement detailed in this letter will be reflected in a post-effective amendment to the Trust’s Registration Statement to be filed on or prior to the effective date of the Registration Statement.

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement and that Staff comments, or changes in response to Staff comments with respect to the Trust’s Registration Statement, do not foreclose the Commission from taking any action with respect to the filing. The Trust hereby represents that it will not use the comment process between such Trust and the Commission with respect to the Registration Statement as a defense in any securities-related litigation against the Trust. This representation should not be construed as confirming that there is or is not, in fact, an inquiry or investigation or other matter involving the Trust.

Unless otherwise indicated, the following comments apply to each instance in which the noted disclosure appears in the Sterling Capital Funds Class A and Class C Shares Prospectus and the Sterling Capital Funds Institutional Shares Prospectus for the Funds.

Comment 1:	Please disclose supplementally when the Registrant will incorporate the Funds’ predecessor fund performance and financial highlights information.

Response:	After effectiveness of the Registration Statement and consummation of the proposed reorganizations, the Registrant intends to file the Prospectuses and Statement of Additional Information under Rule 497 of the Securities Act of 1933, as amended, and intends to then include the predecessor funds’ performance and financial highlights information.

Comment 2:	Please acknowledge that “other expenses” in filings on Form N-1A for the series of the Trust should be based on last year’s fiscal year “other expenses” and cannot be adjusted based on asset growth.[1]

Response:	The Registrant so acknowledges.

Comment 3:	Please confirm that the expense waivers and/or reimbursements for the Funds will be in place for not less than one year.

Response:	The Registrant confirms that expense waivers and/or reimbursements will be in place for not less than one year.

Comment 4:	Both Sterling Capital Stratton Mid Cap Value Fund and Sterling Capital Stratton Small Cap Value Fund have “Real Estate-Related Investment and REIT Risk” as a principal risk but no corresponding disclosure in the description of their principal strategies. Please modify the disclosure as appropriate to conform the principal strategies of these Funds with the principal risks.

Response:	The Registrant will modify the “principal strategies” section of Sterling Capital Stratton Mid Cap Value Fund and Sterling Capital Stratton Small Cap Value Fund to include disclosure on the Funds’ ability to invest in real-estate related investments.

Comment 5:	Only Sterling Capital Stratton Real Estate Fund and Sterling Capital Stratton Small Cap Value Fund supplement their principal investment strategies in the “Additional Investment Strategies and Risks” section (see page 12 of the Class A and Class C Shares Prospectus (the “Retail Prospectus”)). Please state supplementally whether the omission of Sterling Capital Stratton Mid Cap Value Fund from this section was intentional.

1 This comment is in connection with the review by Sheila Stout of the Staff of the filings of the Registrant and applies when calculating “Other Expenses” to the series of the Trust generally.

Response:	The omission of Sterling Capital Stratton Mid Cap Value Fund from the “Additional Investment Strategies and Risks” section was intentional.

Comment 6:	Under “Foreign Securities” (see page 12 of the Retail Prospectus), there are references to the “Small Cap Fund” and “Mid Cap Fund” but those terms are not defined. Please modify the disclosure as appropriate.

Response:	The Registrant will change the “Small Cap Fund” and “Mid Cap Fund” references to the “Small Cap Value Fund” and “Mid Cap Value Fund,” respectively.

Comment 7:	In the “Emerging Markets Risk” (on page 17 of the Retail Prospectus), there is a cross-reference to “Foreign Investment Risk,” but there is no “Foreign Investment Risk” in the disclosure called for by Item 9 of Form N-1A. Please modify the disclosure as appropriate.

Response:	The Registrant will add “Foreign Investment Risk” to the disclosure called for by Item 9 of Form N-1A.

Comment 8:	Under “Portfolio Managers” (starting on page 18 of the Retail Prospectus), please clarify how long each portfolio manager has managed each Fund and predecessor fund.

Response:	The requested change will be made.

Comment 9:	Under footnote #1 on page 12 of the Statement of Additional Information, there is repeated language regarding the application of the contingent deferred sales charge to Class A shareholders who purchased “$1 million or more” shares. Please delete and/or modify as appropriate.

Response:	The requested change will be made by removing the duplicative disclosure.

If you have any further questions or comments please do not hesitate to call me at (202) 508-4732.

Sincerely,

/s/ Molly Moore
Molly Moore

cc:	Thomas Hiller, Esq.